Exhibit 99.2

 Quarterly Activities Report  April – June 2022

 TOC  NOVONIX Notable Milestones  Quarterly Activities Report (April – June 2022)  Corporate Update  NOVONIX Anode Materials (NAM) Update  Battery Technology Solutions (BTS) and Cathode Synthesis Technology Update  Appendix  Phillips 66 Highlights  Life Cycle Assessment  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  2

NOVONIX Notable Milestones



19 Jan 2021: Leading researcher, Dr. Jeff Dahn appointed as Chief Scientific Advisor, effective July 2021



12 Feb 2021: NOVONIX entered a new five-year research sponsorship agreement with Mark Obrovac's Research Group of Dalhousie University

ASX AUSTRALIAN SECURITIES EXCHANGE

26 Feb 2021: Completion of ASX equity raise of A$115m to support growth of NOVONIX Anode Materials with an additional ~A$16m from directors


NOVONIX

23 Nov 2021: Ceremonial opening of NOVONIX's new Riverside facility attended by US Secretary of Energy, Jennifer Granholm

KOREPOWER

31 Jan 2022: Executed supply and investment agreements for ~12,000 tonnes with US-based KORE Power to advance and strengthen the domestic lithium-ion battery supply chain

NOVONIX ANODE MATERIALS

29 Jun 2022: Announced final results of a Life Cycle Assessment (LCA) conducted by Minviro, demonstrating NOVONIX's GX-23 synthetic anode graphite provides an approximate 60% decrease in global warming potential relative to conventional anode grades

January 2021 → **Today**

Harper International

21 Jan 2021: NOVONIX Anode Materials selected to receive US $5.57mm grant from the US Department of Energy for development of high efficiency continuous graphitization furnace technology with Harper Intl.

Emera

19 Feb 2021: Emera and NOVONIX partner on innovative residential energy storage technology

PHILLIPS 66

09 Aug 2021: Phillips 66 announced US$150m strategic investment in NOVONIX, advancing NOVONIX's production of synthetic graphite for high-performance lithium-ion batteries

PHILLIPS 66

19 Jan 2022: Phillips 66 and NOVONIX sign Technology Development Agreement to advance the production and commercialization of anode materials for lithium-ion batteries



01 Feb 2022: American Depositary Receipts commenced trading on the Nasdaq and celebrated the milestone by ringing the Closing Bell

NOVONIX   ASX: NVX   Nasdaq: NVX   OTCQX: NVNXF   3

Corporate Activities

April – June 2022

- CEO, Chris Burns presented at the Citi Lithium & Battery Day – 26 May 2022
- In partnership with Emera Technologies, NOVONIX announced delivery of their first-of-its-kind, custom-designed microgrid battery prototype – 6 June 2022
- CEO, Chris Burns presented at the Stifel Cross Sector Insight Conference – 8 June 2022
- Announced final results of a Life Cycle Assessment (LCA) conducted by Minviro, demonstrating NOVONIX's GX-23 synthetic anode graphite provides an approximate 60% decrease in global warming potential relative to conventional anode grades – 29 June 2022
- Management continues to assess opportunities to develop the Mt. Dromedary high grade graphite deposit asset located in Northern Queensland, Australia
- Cash balance as of 30 June 2022: $207,084,000 AUD

NOVONIX ASX: NVX Nasdaq: NVX OTCQX: NVNXF 4

 5  Production Equipment and Capacity:  Corporate Place:  Completed full furnace and mill equipment installation in Corporate Place to support anode material mass production sampling and qualification  Riverside:  Completed all major building and utility upgrades to Riverside facility needed for production and laboratory work  Accomplished successful operational trials of first Gen3 furnace system, collecting operational data to enable continued engineering and optimization for long-term reliability and performance  Ordered additional furnaces and supporting equipment for full Riverside capacity build out to 10,000 tons per year in support of supply contract with KORE Power  Submitted US Department of Energy application for funding support of planned 30,000 tons per year expansion through the Bipartisan Infrastructure Act (DE-FOA-0002678)  In final site selection process for next production facility  Continuing engagements with Samsung SDI and Sanyo, and other tier 1 cell and automotive manufacturers for capacity planning in next production facility  Released finalized Life Cycle Assessment of NOVONIX’s GX-23 grade of synthetic graphite showing a ~60% reduction in carbon intensity compared to synthetic graphite produced through the typical process in China  Post-Quarter Events:  Announced participation in the Future Ready Institutes of Hamilton County program to establish the NOVONIX Institute of Advanced Battery Materials which will support local work force development within Tennessee  Continuing active engagements with multiple international partners for potential technology partnerships  NOVONIX Anode Materials Activities  April – June 2022  ASX: NVX Nasdaq: NVX OTCQX: NVNXF

 6  Battery Technology Solutions (BTS) and Cathode Activities  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  Completed year on target for growth in hardware sale and service revenue  Continued to grow key customer accounts and add new strategic accounts  Emera Energy Storage System Project:  Shipped first prototype systems for testing with Emera before potential field testing.  Battery Technology Solutions Activities  Expanding internal cathode development team and capabilities  Continued process development internally and collaboratively with Dr. Obrovac’s group at Dalhousie pursuing new IP  Completed installation of analytical lab to support full analysis of materials on-site  Continued focus on high nickel and cobalt free materials benchmarking to industry leading materials  Began installation for key equipment to support 10 tonne per year pilot line to be completed by December 2022  Cathode Synthesis Technology Activities

 7  Contact Information  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  NOVONIX Anode Materials  NOVONIX Battery Technology Solutions   1029 West 19th Street, Chattanooga, TN, 37408, USA  353 Corporate Place, Chattanooga, TN, 37419, USA  177 Bluewater Road, Bedford, NS B4B 1H1, Canada  110 Simmonds Drive, Dartmouth, NS B3B 1N9, Canada  This announcement has been authorised for release to the ASX by the Chairman, Admiral Robert J Natter   Send all investor queries to: ir@novonixgroup.com

 APPENDIX

 9  Phillips 66 Announces Strategic Investment in NOVONIX  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  Phillips 66 is a diversified energy manufacturing and logistics company.   Phillips 66, with a portfolio of Midstream, Chemicals, Refining, and Marketing and Specialties businesses, the company processes, transports, stores and markets fuels and products globally  Phillips 66 is a global producer of petroleum needle coke, the key precursor material for synthetic graphite  Headquartered in Houston, the company has 14,000 employees committed to safety and operating excellence  Phillips 66 had $57 billion of assets as of June 30, 2021  Phillips 66 produces the precursor for synthetic graphite at advanced facilities located in Lake Charles, LA and Humber, UK  Phillips 66  Announcement  Phillips 66 subscribed for 77,962,578 ordinary shares of NOVONIX for a total purchase price of US$150 million  Phillips 66 nominated Zhanna Golodryga to NOVONIX’s Board of Directors   This investment is driven by Phillips 66’s Emerging Energy organization, which is tasked with building a lower-carbon business platform and shares a similar long-term vision and focus on sustainability as NOVONIX  The transaction closed September 30, 2021  No financial advisors, brokers or other intermediaries were used by NOVONIX in this strategic investment   Deal Highlights

 10  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  1. May FY2021 figures from Tennessee Valley Authority.  The Life Cycle Assessment (LCA) conducted by Minviro Ltd. demonstrated a ~60% decrease in global warming potential (GWP) relative to conventional anode grade synthetic graphite produced in Inner Mongolia, China and a ~30% decrease in GWP when compared to the anode grade natural graphite in Heilongjiang Province, China  Inputs  Process  Outputs  NOVONIX’s Proprietary Graphitization Process is Leading the Clean Energy Transformation   Clean Power Sources1  Energy input 57% carbon-free (15% renewable) with target to be net-zero by 2050  Highest Purity Input Materials  Minimizes emissions and contaminants  Sourcing Input Materials to use in Electric Vehicles and Energy Storage System Applications that would Otherwise be Used in Higher Emission Sectors  Proprietary Furnace Technology   Increased energy efficiency  No chemical purification  NOVONIX’s Anode Materials Support Higher Performance Lithium-Ion Batteries Resulting in the Need for Less Future Input Materials  Negligible Facility Emissions

 Quarterly Activities Report  April – June 2022

 Rule 4.7B  Appendix 4C  Quarterly cash flow report for entities subject to Listing Rule 4.7B  Name of entity  NOVONIX LIMITED  ABN  Quarter ended (“current quarter”)  54 157 690 830  30 JUNE 2022  Consolidated statement of cash flows  Current quarter  $A’000  Year to date (12 months)  $A’000  1.  1.1  1.2  1.3  1.4  1.5  1.6  1.7  1.8  1.9  Cash flows from operating activities  Receipts from customers Payments for  research and development  product manufacturing and operating costs  advertising and marketing  leased assets  staff costs  administration and corporate costs Dividends received (see note 3) Interest received  Interest and other costs of finance paid Income taxes paid  Government grants and tax incentives Other (provide details if material)  Net cash from / (used in) operating activities  2,552  9,033  (2,006)  (7,132)  (2,513)  (4,850)  -  -  -  -  (4,524)  (18,480)  (2,620)  (27,177)  -  8  11  (607)  (2,023)  -  364  5,455  1,383  1,383  (7,963)  (43,780)  2.  Cash flows from investing activities  2.1  Payments to acquire or for:  (a) entities  -  -  (b) businesses  -  -  (c) property, plant and equipment  (11,464)  (115,465)  (d) investments  -  (17,615)  (e) intellectual property  -  -  (f) other non-current assets  (29)  (102)  ASX Listing Rules Appendix 4C (17/07/20)  + See chapter 19 of the ASX Listing Rules for defined terms.  Page 1

 Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B  Consolidated statement of cash flows  Current quarter  $A’000  Year to date (12 months)  $A’000  2.2  Proceeds from disposal of:  (a) entities  -  -  (b) businesses  -  -  (c) property, plant and equipment  -  -  (d) investments  -  -  (e) intellectual property  -  -  (f) other non-current assets  -  -  2.3  Cash flows from loans to other entities  -  -  2.4  Dividends received (see note 3)  -  -  2.5  Other – Refunds / (payments for security  2,336  (14,131)  deposits  2.6  Net cash from / (used in) investing  (9,157)  (147,313)  activities  3.  Cash flows from financing activities  3.1  Proceeds from issues of equity securities (excluding convertible debt securities)  135  208,273  3.2  Proceeds from issue of convertible debt  -  -  securities  3.3  Proceeds from exercise of options  -  17  3.4  Transaction costs related to issues of  (3)  (190)  equity securities or convertible debt  securities  3.5  Proceeds from borrowings  208  45,864  3.6  Repayment of borrowings  (312)  (791)  3.7  Transaction costs related to loans and  -  -  borrowings  3.8  Dividends paid  -  -  3.9  Other (provide details if material)  (111)  (426)  3.10  Net cash from / (used in) financing  (83)  252,747  activities  4.  Net increase / (decrease) in cash and cash equivalents for the period  4.1  Cash and cash equivalents at beginning of period  211,829  136,664  4.2  Net cash from / (used in) operating activities (item 1.9 above)  (7,963)  (43,780)  4.3  Net cash from / (used in) investing activities (item 2.6 above)  (9,157)  (147,313)  ASX Listing Rules Appendix 4C (17/07/20)  + See chapter 19 of the ASX Listing Rules for defined terms.  Page 2

 Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B  Consolidated statement of cash flows  Current quarter  $A’000  Year to date (12 months)  $A’000  4.4  Net cash from / (used in) financing activities (item 3.10 above)  (83)  252,747  4.5  Effect of movement in exchange rates on cash held  12,458  8,766  4.6  Cash and cash equivalents at end of period  207,084  207,084  5.  Reconciliation of cash and cash equivalents  at the end of the quarter (as shown in the  consolidated statement of cash flows) to the related items in the accounts  Current quarter  $A’000  Previous quarter  $A’000  5.1  Bank balances  197,084  201,829  5.2  Call deposits  10,000  10,000  5.3  Bank overdrafts  -  -  5.4  Other (provide details)  -  -  5.5  Cash and cash equivalents at end of  207,084  211,829  quarter (should equal item 4.6 above)  6. Payments to related parties of the entity and their associates  Current quarter  $A'000  Aggregate amount of payments to related parties and their associates included in item 1  Aggregate amount of payments to related parties and their associates included in item 2  308  -  Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.  Payments to related parties (directors and Nick Liveris) includes director fees, salary and wages, bonuses and superannuation.  ASX Listing Rules Appendix 4C (17/07/20)  + See chapter 19 of the ASX Listing Rules for defined terms.  Page 3

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.	**Financing facilities** *Note: the term "facility' includes all forms of financing arrangements available to the entity.* *Add notes as necessary for an understanding of the sources of finance available to the entity.*	**Total facility amount at quarter end $A'000**	**Amount drawn at quarter end $A'000**
7.1	Loan facilities	57,413	55,206
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	**Total financing facilities**	57,413	55,206

7.5	**Unused financing facilities available at quarter end**	2,207

7.6 Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

- Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group's freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 3.8%. As at 30 June 2022 the facility has been fully drawn down.
- On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business will operate. The Group entered into a loan facility with BDC to purchase the land and buildings. The total available amount under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,923,000 as at 30 June 2022. Interest rate is variable and is currently 3.8%. The full facility is repayable in monthly instalments, commencing 31 December 2022 and ending 30 November 2047. The land and buildings have been pledged as security for the bank loan.
- Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group's freehold land and buildings. The facility is repayable in monthly instalments, commencing 31 December 2023 and ending 30 November 2033. Interest rate is variable and is currently 3.8%. As at 30 June 2022 it has been drawn down to $500,000.
- Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,000,000. As at 30 June 2022 it has been drawn down to $900,000. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.
- Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 30 June 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 December 2025.
- Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 30 June 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 April 2020 and ending 1 March 2026.
- Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As at 30 June 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.
- On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as at 30 June 2022. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.

ASX Listing Rules Appendix 4C (17/07/20) Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B  8.  Estimated cash available for future operating activities  $A’000  8.1  Net cash from / (used in) operating activities (item 1.9)  (7,963)  8.2  Cash and cash equivalents at quarter end (item 4.6)  207,084  8.3  Unused finance facilities available at quarter end (item 7.5)  2,207  8.4  Total available funding (item 8.2 + item 8.3)  209,291  8.5  Estimated quarters of funding available (item 8.4 divided by item 8.1)  26.3  Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.  8.6  If item 8.5 is less than 2 quarters, please provide answers to the following questions:  Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?  Answer: N/A  Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?  Answer: N/A  Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?  Answer: N/A  Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.  Compliance statement  1  2  This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.  This statement gives a true and fair view of the matters disclosed.  Date:  27 July 2022  Authorised by: By the Chairman of the Board  (Name of body or officer authorising release – see note 4)  Notes  1.  2.  This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.  If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been  ASX Listing Rules Appendix 4C (17/07/20)  + See chapter 19 of the ASX Listing Rules for defined terms.  Page 5

 Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B  3.  4.  5.  prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.  Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.  If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.  If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.  ASX Listing Rules Appendix 4C (17/07/20)  + See chapter 19 of the ASX Listing Rules for defined terms.  Page 6